Mail Stop 3561

July 14, 2006

Via US Mail and Facsimile

Mr. Joao Mauricio Giffoni de Castro Neves
Chief Financial Officer
Companhia De Bebidas Das Americas-Ambev
Rua Dr. Renato Paes de Barros, 1017 – 4th Floor
04530-001 Sao Paulo, SP
Federative Republic of Brazil

> **Re:** **American Beverage Company-AmBev**
> **Form 20-F for the fiscal year ended December 31, 2004**
> **File No. 001-15194**

Dear Mr. de Castro Neves:

We have reviewed your response dated June 28, 2006 and have the following comments.

1. Reference is made to your response to prior comment 1 in our letter dated June 19, 2006. Please provide us your analysis of the rights of the FAHZ and consideration of EITF 96-16 under the AmBev Shareholders' Agreement as amended in connection with the InBev-AmBev transaction.

2. Please clarify and distinguish between matters determined by the shareholders and matters determined by the Board of Directors. Further, if there are any items in addition to those determined by the shareholders or Board of Directors that are subject to the shareholders' agreement, please separately identify those matters. In other words, in providing us your analysis of FAHZ's rights, please clearly indicate when FAHZ has approval or blocking rights and when FAHZ does not have those rights.

3. We note on page 96 that if the parties fail to reach a consensus, the position to be adopted by all parties to the agreement is determined by the group holding the

greatest number of AmBev voting common shares which currently is InBev. We also note that this rule does not apply in connection with the election of members of Board of Directors or with respect to the matters which require approval by FAHZ and InBev under the shareholders' agreement.   Please tell us when this rule would be applied.

4. We note you refer to Stichting Interbrew as the controlling shareholder of InBev. Please tell us how the voting agreement between Stichting Interbrew, Fonds Interbrew-Baillet Latour and Fonds Verhelst impacts matters determined by the shareholders of InBev. In this regard, tell us if the voting agreement provides for any matters on which these three bodies agree to reach a consensus.

Please send us your response to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief